240.13d-102 Schedule 13G - Information to be included in statements filed pursuant to 240.13d-1(b), (c), and (d) and amendments thereto filed pursuant to 240.13d-2.
Securities and Exchange Commission, Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
(Name of Issuer)
Regulus Therapeutics Inc.
(Title of Class of Securities)
Common Stock, Par Value $0.001 per share

(CUSIP Number)

75915K200
(Date of Event Which Requires Filing of this Statement)
December 4, 2020

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[  ] Rule 13d-1(b)
[ x ] Rule 13d-1(c)
[  ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange
Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75915K200
(1) Names of reporting persons Point72 Asset Management, L.P.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 5,627,013 (a) (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 5,627,013 (a) (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 5,627,013 (a) (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 8.5% (a) (b) (see Item 4)
(12) Type of reporting person (see instructions) PN

(a)
The number of shares of common stock, par value $0.001 per share (“Shares”) reported herein includes 2,411,577 Shares that an investment fund managed by Point72 Asset Management has the right to acquire, within sixty days, pursuant to the terms of a Common Stock Purchase Warrant issued on December 4, 2020 (the “Warrant Agreement”).

(b)
Based on 65,916,280 Shares outstanding, as reflected in the Form 10Q filed by the  Issuer with the U.S. Securities and Exchange Commission (“SEC”) on November 5, 2020 (indicating that, as of October 30, 2020, the Issuer had 39,163,096 Shares outstanding) and the Form 8K filed by the Issuer with the SEC on December 4, 2020 (indicating that, pursuant to a securities purchase agreement dated December 1, 2020, the Issuer issued an additional 24,341,607 Shares), together with an additional 2,411,577 Shares which an investment fund managed by Point72 Asset Management has the right to acquire, within sixty days, pursuant to the terms of the Warrant Agreement.

CUSIP No. 75915K200
(1) Names of reporting persons Point72 Capital Advisors, Inc.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 5,627,013 (a) (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 5,627,013 (a) (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 5,627,013 (a) (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 8.5% (a) (b) (see Item 4)
(12) Type of reporting person (see instructions) CO

(a)
The number of shares of common stock, par value $0.001 per share (“Shares”) reported herein includes 2,411,577 Shares that an investment fund managed by Point72 Asset Management has the right to acquire, within sixty days, pursuant to the terms of a Common Stock Purchase Warrant issued on December 4, 2020 (the “Warrant Agreement”).

(b)
Based on 65,916,280 Shares outstanding, as reflected in the Form 10Q filed by the Issuer with the U.S. Securities and Exchange Commission (“SEC”) on November 5, 2020 (indicating that, as of October 30, 2020, the Issuer had 39,163,096 Shares outstanding) and the Form 8K filed by the Issuer with the SEC on December 4, 2020 (indicating that, pursuant to a securities purchase agreement dated December 1, 2020, the Issuer issued an additional 24,341,607 Shares), together with an additional 2,411,577 Shares which an investment fund managed by Point72 Asset Management has the right to acquire, within sixty days, pursuant to the terms of the Warrant Agreement.

CUSIP No. 75915K200
(1) Names of reporting persons Steven A. Cohen
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 5,627,013 (a) (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 5,627,013 (a) (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 5,627,013 (a) (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 8.5% (a) (b) (see Item 4)
(12) Type of reporting person (see instructions) IN

(a)
The number of shares of common stock, par value $0.001 per share (“Shares”) reported herein includes 2,411,577 Shares that an investment fund managed by Point72 Asset Management has the right to acquire, within sixty days, pursuant to the terms of a Common Stock Purchase Warrant issued on December 4, 2020 (the “Warrant Agreement”).

(b)
Based on 65,916,280 Shares outstanding, as reflected in the Form 10Q filed by the Issuer with the U.S. Securities and Exchange Commission (“SEC”) on November 5, 2020 (indicating that, as of October 30, 2020, the Issuer had 39,163,096 Shares outstanding) and the Form 8K filed by the Issuer with the SEC on December 4, 2020 (indicating that, pursuant to a securities purchase agreement dated December 1, 2020, the Issuer issued an additional 24,341,607 Shares), together with an additional 2,411,577 Shares which an investment fund managed by Point72 Asset Management has the right to acquire, within sixty days, pursuant to the terms of the Warrant Agreement.

Item 1(a) Name of issuer:
Regulus Therapeutics Inc.
Item 1(b) Address of issuer's principal executive offices:
10628 Science Center Drive, Suite 225, San Diego, CA 92121
2(a) Name of person filing:
This statement is filed by: (i) Point72 Asset Management, L.P. (“Point72 Asset
Management”) with respect to Shares held by certain investment funds it manages; (ii)
Point72 Capital Advisors, Inc. (“Point72 Capital Advisors Inc.”) with respect to Shares held by certain investment funds managed by Point72 Asset
Management; and (iii) Steven A. Cohen (“Mr. Cohen”) with respect to Shares beneficially owned by Point72 Asset Management and Point72 Capital Advisors
Inc.

Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen have entered into a Joint Filing Agreement, a copy of which is filed with this
Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this
Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the
Act.
2(b) Address or principal business office or, if none, residence:
The address of the principal business office of Point72 Asset Management,
Point72 Capital Advisors Inc., and Mr. Cohen is 72 Cummings Point Road,
Stamford, CT 06902.
2(c) Citizenship:
Point72 Asset Management is a Delaware limited partnership. Point72 Capital Advisors
Inc. is a Delaware corporation. Mr. Cohen is a United States citizen.
2(d) Title of class of securities:
Common Stock, Par Value $0.001 Per Share
2(e) CUSIP Number:
75915K200

Item 3.

Not applicable

Item 4. Ownership

As of the close of business on December 8, 2020:

1. Point72 Asset Management, L.P.
(a) Amount beneficially owned: 5,627,013
(b) Percent of class: 8.5%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 5,627,013
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 5,627,013

2. Point72 Capital Advisors, Inc.
(a) Amount beneficially owned: 5,627,013
(b) Percent of class: 8.5%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 5,627,013
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 5,627,013

3. Steven A. Cohen
(a) Amount beneficially owned: 5,627,013
(b) Percent of class: 8.5%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 5,627,013
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 5,627,013

Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen own
directly no Shares. Pursuant to an investment management agreement, Point72
Asset Management maintains investment and voting power with respect to the securities held by certain investment funds it manages. Point72 Capital
Advisors Inc. is the general partner of Point72 Asset Management. Mr. Cohen controls each of Point72 Asset Management and Point72 Capital Advisors Inc.
By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934,
as amended, each of Point72 Asset Management, Point72 Capital Advisors
Inc. and Mr. Cohen may be deemed to beneficially own 5,627,013 Shares
(constituting approximately 8.5% of the Shares outstanding). Each of Point72
Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen disclaims beneficial ownership of any of the securities covered by this statement.
Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
5 percent of the class of securities, check the following [].

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired
the Security Being Reporting on by the Parent Holding Company or Control
Person.
Not applicable
Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under§ 240.14a-11.

Signature.  After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.
Dated: December 9, 2020

POINT72 ASSET MANAGEMENT, L.P.
By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

POINT72 CAPITAL ADVISORS, INC.
By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

STEVEN A. COHEN
By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person